UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

October 19, 2022

Date of Report (date of earliest event reported)

GIGINTERNATIONAL1, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-40424	86-2256255
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

(Address of principal executive offices)

(650) 276-7040

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of common stock, $0.0001 par value, and one-half of one redeemable warrant	GIWWU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	GIW	The Nasdaq Stock Market LLC
Redeemable warrants, each full warrant exercisable for one share of common stock for an exercise price of $11.50 per share	GIWWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As previously disclosed, on August 19, 2022, GigInternational1, Inc., a Delaware corporation (the “Company”), issued a non-convertible unsecured promissory note (the “Extension Note”) in the principal amount of $200,000.00 to GigInternational1 Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and on September 19, 2022 the Company issued an amended and restated Extension Note (the “First Restated Extension Note”) to reflect an additional principal amount of $200,000.00 (for a collective principal amount of $400,000.00). The Sponsor deposited such funds into the Company’s trust account (the “Trust Account”). The First Restated Extension Note was issued in connection with the approval of the amendments to the Company’s Amended and Restated Certificate of Incorporation and the Investment Management Trust Agreement, each amended to provide the Company with an extension (the “Extension”) of the date by which the Company must consummate a business combination transaction from August 21, 2022 (the date which is 15 months from the closing date of the Company’s initial public offering of units) on a monthly basis up to February 21, 2023, and constituted the second monthly contribution as previously disclosed in the Company’s Definitive Proxy Statement as filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2022.

On October 19, 2022, in connection with the third monthly contribution, the Sponsor deposited an additional $200,000.00 into the Trust Account, and the Company amended and restated the First Restated Extension Note to include the aggregate of the first, second, and third monthly contribution amounts (the “Second Restated Extension Note”), reflecting an aggregate principal amount thereunder of $600,000.00.

The Second Restated Extension Note bears no interest and is repayable in full upon the consummation of the Company’s previously announced business combination disclosed in its Current Report on Form 8-K as filed with the SEC on August 30, 2022.

A copy of the Extension Note is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The disclosure as set forth in this Item 2.03 is intended to be a summary only and is qualified in its entirely by reference to such Extension Note.

Item 8.01	Other Events.

A copy of the press release issued by the Company announcing the extension of the period of time the Company has to consummate its proposed transaction is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

10.1	Second Amended and Restated Promissory Note dated October 19, 2022 issued in favor of GigInternational1 Sponsor, LLC

99.1	Press Release dated October 20, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GIGINTERNATIONAL1, INC.
Dated: October 20, 2022

	By:	/s/ Dr. Raluca Dinu
	Name:	Dr. Raluca Dinu
	Title:	Chief Executive Officer, President, Secretary, and Director

Exhibit 10.1

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

FIRST AMENDED AND RESTATED PROMISSORY NOTE

October 19, 2022

Principal Amount: $600,000.00

GigInternational1, Inc., a Delaware corporation and blank check company (the “Maker”), promises to pay to the order of GigInternational1 Sponsor, LLC, a Delaware limited liability company, or its registered assigns or successors in interest (the “Payee”), or order, the principal sum of Six Hundred Thousand Dollars ($600,000.00) in lawful money of the United States of America, on the terms and conditions described below. All payments on this Note shall be made by check or wire transfer of immediately available funds or as otherwise determined by the Maker to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this Note.

1. Principal. The principal balance of this Note shall be payable by the Maker on the earlier of: (i) the date on which Maker consummates its initial business combination or (ii) the date that the winding up of the Maker is effective (such date, the “Maturity Date”). The principal balance may be prepaid at any time, at the election of Maker. Under no circumstances shall any individual, including but not limited to any executive officer, director, employee or stockholder of the Maker, be obligated personally for any obligations or liabilities of the Maker hereunder.

2. Interest. No interest shall accrue on the unpaid principal balance of this Note.

3. Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, then to the payment in full of any late charges and finally to the reduction of the unpaid principal balance of this Note.

4. Events of Default. The following shall constitute an event of default (“Event of Default”):

(a) Failure to Make Required Payments. Failure by Maker to pay the principal amount due pursuant to this Note within five (5) business days of the date specified above.

(b) Voluntary Bankruptcy, Etc. The commencement by Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of Maker generally to pay its debts as such debts become due, or the taking of corporate action by Maker in furtherance of any of the foregoing.

(c) Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

5. Remedies.

(a) Upon the occurrence and during the continuance of an Event of Default specified in Section 4(a) hereof, Payee may, by written notice to Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b) Upon the occurrence and during the continuance of an Event of Default specified in Sections 4(b) and 4(c), the unpaid principal balance of this Note, and all other sums payable with regard to this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of Payee.

6. Waivers. Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof or any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by Payee.

7. Unconditional Liability. Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to Maker or affecting Maker’s liability hereunder.

8. Notices. All notices, statements or other documents which are required or contemplated by this Note shall be made in writing and delivered: (i) personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party or (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

9. Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF DELAWARE, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

10. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11. Trust Waiver. Notwithstanding anything herein to the contrary, the Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any distribution of or from the trust account (the “Trust Account”) to be established in connection with Maker’s initial public offering, and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever; provided however that upon the consummation of the initial business combination, Maker shall repay the principal balance of this Note out of the proceeds released to Maker from the Trust Account.

12. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

13. Assignment. No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

14. Restatement. This Note amends, restates, supersedes and replaces that certain First Amended and Restated Promissory Note dated as of September 19, 2022, made in the principal amount of Four Hundred Thousand Dollars ($400,000.00) by Maker, payable to Payee, as amended (the “Prior Note”); provided, however, that the execution and delivery by the undersigned of this Note shall not, in any manner or circumstance, be deemed to be a payment of, a novation of or to have terminated, extinguished or discharged any of Maker’s indebtedness evidenced by the Prior Note, all of which indebtedness shall continue under and shall hereinafter be evidenced and governed by this Note. Any inconsistency between the terms of this Note and the Prior Note shall be controlled by the terms hereof.

[Signature page follows]

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

GIGINTERNATIONAL1, INC.

/s/ Dr. Raluca Dinu
Dr. Raluca Dinu, Chief Executive Officer, President, Secretary, and Director

[Signature Page to Second Amended and Restated Promissory Note]

Exhibit 99.1

GigInternational1, Inc. Confirms Receipt of Sponsor Funds to Extend Period of Time to Consummate Business Combination

Palo Alto, CA – October 20, 2022 – GigInternational1, Inc. (“GigInternational1”) (Nasdaq: GIW; GIWWU; GIWWW), a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, today announced that its Sponsor, GigInternational1 Sponsor, LLC, has deposited into the GigInternational1’s trust account (the “Trust Account”) an additional $200,000.00. In consideration for the deposit, GigInternational1 has issued to our Sponsor a second restated unsecured interest free promissory note for the principal amount of the aggregate of such deposit, together with similar deposits made on August 19, 2022 and September 19, 2022, which will be repaid in connection with the closing of GigInternational1’s previously announced business combination. As a result of the deposits into the Trust Account, the period of time that GigInternational1 has to consummate a business combination has been extended by a month to November 21, 2022 (and may be extended thereafter on a monthly basis until February 21, 2023 upon payment of a monthly fee equal to $200,000).

About GigInternational1

GigInternational1 is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase reorganization or similar business combination with one or more businesses or entities. While GigInternational1’s efforts to identify a target business may span many industries, the focus of GigInternational1’s search is for prospects within the technology, media and telecommunications, aerospace and defense, mobility, and semiconductor industries, primarily located in Europe or Israel. GigInternational1 was sponsored by GigInternational1 Sponsor, LLC, which was founded by GigFounders, LLC, each a member entity of GigCapital Global, and formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more businesses.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of GigInternational1 may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, future extensions, expectations with respect to closing of the proposed business combination, the repayment of the promissory note upon such closing of the proposed business combination, and the timing of the completion of the proposed business combination. There can be no assurance that future developments affecting GigInternational1 will be those that we have anticipated. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of GigInternational1 and the party with which it has proposed to consummate a business combination, Convalt Energy, Inc. (“Convalt”), and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the negotiations and any subsequent definitive agreements with respect to the proposed business combination, and the possibility that the terms and conditions set forth in any definitive agreements with respect to the proposed business combination may differ materially from the terms and conditions set forth in the term sheet, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of GigInternational1 and Convalt or other conditions to closing, including the failure of the stockholders of GigInternational1 to approve the extension of time for GigInternational1 to consummate its initial business combination at the upcoming annual meeting of stockholders of GigInternational1 that GigInternational1 intends to hold; (4) the impact of the COVID-19 pandemic on (x) the parties’ ability to negotiate and consummate the proposed business combination and (y) the business of Convalt and the surviving company; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed business combination; (6) the inability to obtain or maintain the listing of the surviving company’s common stock on the Nasdaq Stock Market LLC or any other national stock exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the surviving company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the demand for Convalt’s and the surviving company’s services together with the possibility that Convalt or the surviving company may be adversely affected by other economic, business, and/or competitive factors; (12) risks and uncertainties related to Convalt’s business, including, but not limited to, the ability of Convalt to increase sales of its output products in accordance with its plan; and (13) other risks and uncertainties included in (x) the “Risk Factors” sections of the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC by GigInternational1 and (y) other documents filed or to be filed with the SEC by GigInternational1. The foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. All forward-looking statements in this press release are based on information available to GigInternational1 as of the date hereof, and GigInternational1 assumes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional Information and Where to Find It

If a definitive agreement is entered into in connection with the proposed business combination, GigInternational1 will prepare a proxy statement/prospectus (the “GigInternational1 proxy statement/prospectus”) to be filed with the SEC and mailed to GigInternational1’s stockholders. GigInternational1 urges investors and other interested persons to read, when available, the GigInternational1 proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the proposed business combination. Such persons can also read GigInternational1’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “GigInternational1 Annual Report”), for a description of the security holdings of its officers and directors and their respective interests as security holders in the consummation of the transactions described herein. The GigInternational1 proxy statement/prospectus, once available, and GigInternational1’s Annual Report can be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

GigInternational1, Convalt and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of GigInternational1 stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of GigInternational1’s directors and officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GigInternational1’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of GigInternational1’s and Convalt’s equity holders and participants in the solicitation, which may, in some cases, be different than those of GigInternational1’s and Convalt’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or the extension of time for GigInternational1 to consummate its initial business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

GigInternational1, Inc. Contact:

Brian Ruby

ICR

Brian.Ruby@icrinc.com